CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PAYMENTUS HOLDINGS, INC.

Paymentus Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: This Certificate of Amendment to Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors and the stockholders of the Company in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code.

SECOND: The text of Section 1 of Article X of the Amended and Restated Certificate of Incorporation of the Company is hereby amended to read in its entirety as follows:

Section 1.
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be executed this 5th day of June, 2023.

By: /s/ Andrew A. Gerber

Title: General Counsel and Secretary

Name: Andrew A. Gerber